UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2025
Commission File Number 001-15144

TELUS CORPORATION
(Translation of registrant's name into English)

23rd Floor, 510 West Georgia Street
Vancouver, British Columbia V6B 0M3
Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELUS CORPORATION

By:	/s/ Andrea Wood
	Name:	Andrea Wood
	Title:	Executive Vice President and Chief Legal and Governance Officer

Date: April 22, 2025

Exhibit Index

Exhibit Number	Description of Document
99.1	Agency Agreement, dated April 15, 2025, among TELUS Corporation and the several agents named therein
99.2	Press Release dated April 15, 2025
99.3	Fifty-Second Series Supplemental Indenture, dated as of April 21, 2025 between TELUS Corporation and Computershare Trust Company of Canada
99.4	Fifty-Third Series Supplemental Indenture, dated as of April 21, 2025 between TELUS Corporation and Computershare Trust Company of Canada